MASTERCARD INCORPORATED

2000 Purchase Street

Purchase, New York 10577

Fax: (914) 249-4762

VIA EDGAR

June 23, 2010

Re:	MasterCard Incorporated (File No. 001 - 32877) - Preliminary Proxy Statement on Schedule 14A for 2010 Annual Meeting of Stockholders

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

MasterCard Incorporated (“MasterCard”) hereby submits for filing by direct electronic transmission pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, a preliminary proxy statement on Schedule 14A in connection with MasterCard’s 2010 Annual Meeting of Stockholders. MasterCard intends to mail its definitive proxy statement to its stockholders by late July 2010.

If you should have any questions or comments regarding the proxy statement, please feel free to contact me at (914) 249-5595.

Very truly yours,

/s/ Noah J. Hanft

Noah J. Hanft

General Counsel,

Chief Payment System Integrity and

Compliance Officer and Corporate Secretary